Exhibit 11.0

Computation of Earnings Per Share

Dollars in Thousands, Except Shares and Per Share Data

	Years Ended December 31,
	2004	2003	2002
Net income	$2,583	$6,287	$4,922

Weighted average shares outstanding:
Weighted average shares outstanding	5,998,860	5,998,860	5,998,860
Less: unearned ESOP shares	(258,737)	(299,716)	(340,738)
Less: treasury shares	(2,326,485)	(2,386,254)	(2,330,734)
Add: ESOP SERP obligation	5,228	—	—

Basic	3,418,866	3,312,890	3,327,388
Effect of dilutive potential common shares	160,852	232,957	236,866

Diluted	3,579,718	3,545,847	3,564,254

Net income per share:
Basic	$0.76	$1.90	$1.48
Diluted	$0.72	$1.77	$1.38